Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION OF

ENVESTNET, INC.

Envestnet, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. This Certificate of Amendment amends the provisions of the Corporation’s Fifth Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on August 3, 2010.

2. Article VI, Paragraph 1 of the Corporation’s Fifth Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“ARTICLE VI 1. To the fullest extent permitted by the Law as the same exists or may hereafter be amended, a director or officer of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable, except for liability of (i) a director or officer for any breach of the director’s or officer’s duty of loyalty to the Corporation or its shareholders, (ii) a director or officer for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a director under Section 174 of the Law, as the same exists or hereafter may be amended, or (iv) a director or officer for any transaction from which the director or officer derived an improper personal benefit, or (v) an officer in any action by or in the right of the Corporation.”

3. This amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Shelly O’Brien, its Chief Legal Officer, General Counsel and Corporate Secretary, this 9th day of May, 2024.

/s/ Shelly O’Brien
Shelly O’Brien
Chief Legal Officer, General Counsel and
Corporate Secretary